Mail Stop 4561

May 11, 2007

By U.S. Mail and facsimile to 202-966-9409

Gerard P. Cuddy
President and Chief Executive Officer
Beneficial Mutual Bancorp, Inc.
510 Walnut Street, 19th Floor
Philadelphia, Pennsylvania 19106

RE: Beneficial Mutual Bancorp, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed on April 30, 2007
    File Number 333-141289

Dear Mr. Cuddy:

        We have conducted a review of the above referenced, amended filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   To the extent the effectiveness of the registration statement is delayed, please revise to included updated financial information under Rule 3-12 of Regulation S-X.

2.   Please include updated consents from your independent accountants in the pre-effective amendment.

Prospectus for Beneficial Offering

General

3.   We note your response to our prior comment number one. Please confirm that no projections crossed at any time.

How We Determined the Offering Range, page 4

4.   It the second complete sentence on page 5 it appears more accurate to say that the percentage of shares issued to FMS declines. Please consider revising this sentence.

Summary Selected Pro Forma Condensed Consolidated Financial Data, page 30

5.   We note the table shows selected financial information on a pro forma basis assuming the merger and the offering is completed at the maximum of the offering range. Your response to our previous comment 19 indicated revisions have been made; however, there continues to be various differences between the table and the pro forma combined statements of financial condition and statements of income on page 60 and 66. In particular, your line items for Pro Forma Total Assets, Cash and Cash Equivalents, and Stockholders Equity are inconsistent. Likewise, your line items for Pro Forma Interest Income, Operating Expenses, and related subtotals are inconsistent. Please revise accordingly.

6.   We note your inclusion of capital ratios, asset quality ratios and other data on a pro forma basis. Please revise your filing to exclude these measures on page 31 and on page 45, or tell us your basis for the inclusion of these pro forma amounts by citing the specific evidence in Article 11 of Regulation S-X.

Pro Forma Data, page 53

7.   We note your response to comment 25 of our letter dated April 17, 2007. As previously requested, please revise to discuss when these material non-recurring charges are expected to be incurred.

Unaudited Pro Forma Combined Statements of Financial Condition December 31, 2006, page 56

8.   We note your response to comment 26 of our letter dated April 17, 2007 and the inclusion of an Analysis of Pro Forma Outstanding Shares of Beneficial Mutual Bancorp Common Stock on page 68. In order to be more transparent to the reader, please revise the applicable footnotes on page 57 to reference the analysis of pro form outstanding shares on page 68.

Chief Executive Officer Compensation, page 152

9.   Please include a discussion of Mr. Nise's bonus in this section.

Subscriptions by Executive Officers and Directors, page 163

10.   Please give the percentage ownership figures for Messrs. Yates and Yates.

Consolidated Financial Statements of Beneficial Mutual Bancorp, Inc.
Audit Report, page F-1

11.   We note you have added Note 6 – Accrued Interest Receivable to your financial statements. Please confirm to us that your auditors considered the guidance of AU Section 530A in determining whether to dual date their audit report.

Consolidated Statements of Financial Condition, page F-2

12.   In Note 1 on page F-6, you indicate that the August 20, 2004 reorganization created the registrant, Beneficial Mutual Bancorp, Inc., which is a stock entity that is wholly owned by Beneficial Savings Bank MHC. Given that the registrant has been a stock entity since 2004, please revise to address the following:

- Please revise your Balance Sheet to present a line item for the capital shares that are outstanding.

- Clearly disclose the amount and number of shares outstanding, as well as the number of each class of shares authorized.

- Please provide a separate footnote that clearly discloses the terms of your capital shares. Refer to SFAS 129.

- Separately include a subsequent events footnote that addresses the offering and exchange transaction.

- Please revise to provide the address the guidance of SFAS 128 regarding an earnings per share presentation. Revise to clearly disclose how earnings per share was calculated for the presentation. As part of your earnings per share presentation, please consider that the staff views the shares issued to the MHC in connection with your reorganization in August 2004 as analogous to a significant stock dividend or stock split. Refer to paragraph 54 of SFAS 128.

Consolidated Financial Statements of FMS Financial Corporation

13. We note your response to comment 46 of our letter dated April 17, 2007 that FMS Financial Corporation will amend their Form 10-K. We await the filing of the amended FMS Financial Corporation Form 10-K. Please confirm that the amended Form 10-K will address the following comments as applicable.

Audit Report, page F-28

14. We note you have added Note 6 – Accrued Interest Receivable to your financial statements and other changes in response to our comments. Please confirm to us that your auditors considered the guidance of AU Section 530A in determining whether to dual date their audit report.

Consolidated Statements of Changes in Stockholders' Equity, page F-33

15. We note you reclassified the transition adjustment for your initial application of SFAS 158. Please revise to include a note to the financial statements that discusses the reclassifications made. Refer to the guidance of paragraph 17 of AU Section 420.

Note 14 – Retirement Plans, page F-49

16. We note your revisions in response to comment 48 of our letter dated April 17, 2007. It does not appear that you have disclosed the amount in accumulated other comprehensive income expected to be recognized as components of net periodic cost over the next fiscal year. Please revise to include this disclosure as required by paragraph 7(d) of SFAS 158, or tell us why you believe it is not applicable.

Proxy Prospectus for the FMS Financial Merger

Each Share of FMS Financial Common Stock Will be Exchanged…, page 4

17. Here or under another summary heading, please reference the table on page 48.

We recommend that Stockholders Approve the Merger, page 6

18.   Please specifically identify those factors on page 7 that are positive and those that are negative.

Certain of FMS Financial's Officers…, page 7

19.   Please quantify the advisory board compensation.

Opinion of FMS Financial's Financial Advisors, page 46

20.   We note your response to our former comment 63; please broaden your disclosure to include affiliates of Ryan Beck and affiliates of FMS.

Opinions, Exhibit 5.1, 8.1 and 8.2

21.   We note that these opinions continue to be presented as of "the date hereof" and state that you are under no obligation to update your opinion. Please either revise this language so that your opinion is valid as of the date of effectiveness of the registration statement or represent to the staff your intention of filing your opinion with your acceleration request.

Legality Opinion, Exhibit 5.1

22.   In the first whole paragraph on page two of your opinion, you include assumptions that are too broad with regard to the "correctness of all certificates and the accuracy and completeness of all records, documents, instruments…". Please either remove these overly broad assumptions or revise this paragraph to state that you are relying rather than assuming.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Matthew Komar at 202-551-3781 or Paul Cline, Senior Accountant, at 202-551-3851. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Gary R. Bronstein, Esq.
        Lori M. Beresford, Esq.
        Muldoon Murphy & Aguggia LLP
        5101 Wisconsin Avenue, NW
        Washington, DC 20016